Exhibit 99.1

Cash Store Financial Transaction With easyhome Ltd. Closes

Cash Store Obtains Permission to Change its Name

EDMONTON, Feb. 11, 2014 /CNW/ - The Cash Store Financial Services Inc. ("Cash Store Financial" or the "Company") announced today that it has completed the sale of lease rights and obligations for 45 retail locations across Canada, together with certain related assets at those locations, to easyfinancial Services Inc., a subsidiary of easyhome Ltd. (the "Transaction"). The Transaction was previously announced on January 19, 2015.

The Company also announced that it has obtained an order from the Ontario Superior Court of Justice (Commercial List) permitting it to change its name. A name change is necessary because the words "Cash Store" can no longer be used as part of the Company's name, pursuant to the transaction with National Money Mart Company that closed on February 6. As there are certain restrictions in applicable corporate statutes that limit the ability of the Company to change its name without a court order, the Court's approval was requested. The Court authorized and directed the Company to change its name and it will do so in due course. The Court also extended the Stay Period to March 6, 2015.

Further details regarding the Transaction and pending change to the Company's name, along with other details regarding the Company's Companies' Creditors Arrangement Act proceedings, are available on the Monitor's website at http://cfcanada.fticonsulting.com/cashstorefinancial. Cash Store Financial will continue to provide updates on its restructuring and the Transaction as matters advance.

Forward Looking Statements:
This news release contains certain forward-looking statements about the objectives, strategies, financial conditions, results of operations and businesses of Cash Store Financial. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions. In particular, statements about the Transaction with easyhome Ltd., the receipt of any court or other approvals, the anticipated outcomes of the transaction described above and any other statements about Cash Store Financial's, National Money Mart Company's or easyhome Ltd.'s future expectations, goals, beliefs or prospect are forward looking information. These statements are based on our current expectations about our business, and upon various estimates and assumptions. Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations, include, but are not limited to, the inability of Cash Store Financial to obtain any court approvals in respect of its CCAA proceedings or the inability to obtain such approvals on the expected terms or schedule, the inability to obtain any necessary regulatory approvals, the inability to satisfy any post-closing obligations in respect of the Transaction, the inability of Cash Store Financial to fulfill the conditions to funding under any Debtor-in-Possession ("DIP") financing agreement entered into by Cash Store Financial, any decision of the Ontario Superior Court of Justice in the CCAA proceedings that is adverse to Cash Store Financial and other factors that could affect Cash Store Financial's ability to continue its operations during the CCAA proceeding, including the factors that are discussed in the section entitled "Risk Factors" contained in our Annual Information Form for the year ended September 30, 2013 dated December 11, 2013 filed by The Cash Store Financial with the Canadian securities commissions (available on SEDAR at http://www.sedar.com), as updated in our most recent Management's Discussion and Analysis for the three months ended December 31, 2013. The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate.  As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize. Unless required by law, we disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

SOURCE The Cash Store Financial Services Inc.

%CIK: 0001490658

For further information: William Aziz, Chief Restructuring Officer, baziz@bluetreeadvisors.com; Media: Joel Shaffer, Longview Communications, 416-649-8006

CO: The Cash Store Financial Services Inc.

CNW 23:16e 11-FEB-15